
March 4, 2022

Michael Sonnenshein
Chief Executive Officer
Grayscale Bitcoin Cash Trust (BCH)
290 Harbor Drive, 4th Floor
Stamford, CT 06902

      Re: Grayscale Bitcoin Cash Trust (BCH)
           Registration Statement on Form 10
           Filed July 12, 2021
           File No. 000-56308

Dear Mr. Sonnenshein:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                      Sincerely,

                                      Division of Corporation Finance
                                      Office of Finance